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As filed with the Securities and Exchange Commission on December 23, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW PLAN EXCEL REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	33-0160389 (I.R.S. Employer Identification No.)

1120 Avenue of the Americas
New York, New York 10036
(212) 869-3000
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Steven F. Siegel, Esq
Executive Vice President, General Counsel and Secretary
New Plan Excel Realty Trust, Inc
1120 Avenue of the Americas
New York, New York 10036 (212) 869-3000
(Name and address including zip code, and telephone number, including area code of agent for service)

Copy to:
J. Warren Gorrell, Jr., Esq.
David W. Bonser, Esq.
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-5600

        Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Aggregate Price Per Unit (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	1,381,609	$24.93	$34,443,512.37	$2,787

(1)
Including an indeterminate number of shares which may be issued with respect to such shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices of the common stock as reported on the New York Stock Exchange on December 17, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED DECEMBER 23, 2003

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

1,381,609 Shares

NEW PLAN EXCEL REALTY TRUST, INC.

Common Stock
(Par Value $0.01 Per Share)

        This prospectus relates to the possible issuance of up to 1,381,609 shares of common stock of New Plan Excel Realty Trust, Inc. to certain holders of units of limited partnership interest in Excel Realty Partners, L.P. upon tender of those units for redemption. We will not receive any cash proceeds from the issuance of the common stock to the holders or any subsequent sale of the shares by such holders, but we will acquire units from the redeeming unit holders in exchange for any shares of our common stock we may issue pursuant to this prospectus.

        On December 12, 2002, we acquired a portfolio of 57 community and neighborhood shopping centers from Equity Investment Group, a private retail-focused real estate investment trust. We acquired one additional shopping center from Equity Investment Group in January 2003. Pursuant to the terms of this transaction, an aggregate of 1,381,609 units were issued to EIG Operating Partnership, L.P., the property-owning partnership. Beginning on December 12, 2003, each of these units may be redeemed by the holder thereof for cash or, at our option, shares of our common stock, on a one-to-one basis (subject to adjustment in the event of stock splits, stock dividends and similar events in the future). We are registering the shares of common stock being offered by this prospectus pursuant to contractual obligations under registration rights agreements in order to permit the redeeming unit holders to offer or sell such shares without restriction, in the open market or otherwise. However, the registration of such shares does not necessarily mean that we will in fact issue any of the common stock to the above-described holders, or that if issued, such holders will offer or sell any of their shares. We have agreed to pay all expenses incident to the registration of the 1,381,609 shares of common stock (other than brokerage and sales commissions, fees and disbursements of holders' counsel, accountants and other advisors, and transfer taxes, if any, relating to the sale or disposition of the offered shares).

        Our common stock is listed on the New York Stock Exchange under the symbol "NXL." On December 17, 2003, the last reported sales price of our common stock, as reported on the New York Stock Exchange, was $25.00 per share. In order to maintain our qualification as a real estate investment trust for federal income tax purposes, our charter limits the amount of capital stock that may be owned by a single person or an affiliated group. See "Description of Capital Stock—Restrictions on Ownership of Capital Stock."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        ,

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus and the documents incorporated by reference herein is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

Prospectus

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC's rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

        You should read this prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in "Where to Find Additional Information" below. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

        When used in this prospectus, except where the context otherwise requires, the terms "we", "our", "us" and "the Company" refer to New Plan Excel Realty Trust, Inc. and, where appropriate, its subsidiaries. All references to "common stock" refer to our common stock, par value $.01 per share. All references to "units" refer to the units of limited partnership interest in Excel Realty Partners, L.P. All references to the "Partnership" refer to Excel Realty Partners, L.P.

WHERE TO FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC's Internet site at http://www.sec.gov. You may read and copy our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, we maintain an Internet website that contains information about us at http://www.newplan.com.

        The SEC allows us to "incorporate by reference" in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 3, 2003;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

  •
  our Current Reports on Form 8-K filed with the SEC on April 17, 2003, May 19, 2003, June 17, 2003, July 21, 2003, November 12, 2003 and December 23, 2003.

        You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning our General Counsel at:

New Plan Excel Realty Trust, Inc.
1120 Avenue of the Americas
New York, New York 10036
(212) 869-3000

        Readers should rely on the information provided or incorporated by reference in this prospectus or in any applicable supplement to this prospectus. Readers should not assume that the information in this prospectus and any applicable supplement is accurate as of any date other than the date on the front cover of the document.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

  •
  changes in the global political environment
  •
  national or local economic, business, real estate and other market conditions, including the ability of the general economy to recover timely from the current economic downturn
  •
  the competitive environment in which we operate
  •
  property management risks
  •
  financial risks, such as the inability to obtain debt or equity financing on favorable terms
  •
  possible future downgrades in our credit rating
  •
  the level and volatility of interest rates
  •
  financial stability of tenants, including the ability of tenants to pay rent, the decision of tenants to close stores and the effect of bankruptcy laws
  •
  the rate of revenue increases versus expense increases
  •
  the ability to maintain our status as a REIT for federal income tax purposes
  •
  governmental approvals, actions and initiatives; environmental/safety requirements and costs
  •
  risks of real estate acquisition and development, including the failure of acquisitions to close and pending developments and redevelopments to be completed on time and within budget; risks of disposition strategies, including the failure to complete sales on a timely basis and the failure to reinvest sale proceeds in a manner that generates favorable returns
  •
  risks of joint venture activities
  •
  other risks identified in the section titled "Risk Factors" beginning on page 3 of this prospectus, in our annual report on Form 10-K for the year ended December 31, 2002, and, from time to time, in the other reports we file with the SEC or in other documents that we publicly furnish.

        We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

        We are one of the nation's largest owners and managers of community and neighborhood shopping centers. As of September 30, 2003, we owned 404 properties, including 19 properties held through joint ventures, in 35 states. Our properties include 375 community and neighborhood shopping centers with approximately 53.5 million square feet of gross leasable area, and 29 other related retail real estate assets with approximately 2.3 million square feet of gross leasable area. The occupancy rate of our properties (excluding joint ventures and properties under redevelopment) was approximately 91% as of September 30, 2003.

        Our strategy is to own and manage a high quality portfolio of commercial retail properties, a majority of which are community and neighborhood shopping centers, that will provide increasing cash flow while protecting investor capital and providing potential for capital appreciation. We seek to implement this strategy by:

  •
  aggressively managing, and where appropriate, redeveloping and upgrading our properties;

  •
  making selective acquisitions of well-located neighborhood and community shopping centers, either on an individual basis or in portfolio transactions;

  •
  effecting non-strategic asset dispositions and recycling the capital created by those transactions; and

  •
  continuing to maintain a strong and flexible financial position to facilitate growth.

        We are a self-administered and self-managed equity real estate investment trust, which we refer to as a REIT, that is incorporated in Maryland. As of September 30, 2003, we had approximately 380 employees and 24 offices (consisting of one corporate office, six regional offices and 17 satellite field offices) coast-to-coast. Our principal executive offices are located at 1120 Avenue of the Americas, New York, New York 10036, where our telephone number is (212) 869-3000.

RISK FACTORS

        The redemption of your units and the ownership of our common stock involve various risks. In addition to the risk factors included in our most recent annual report on Form 10-K filed with the SEC and the other documents incorporated by reference, you should consider carefully the following material risks in conjunction with the other information contained or incorporated by reference in this prospectus before making a decision to redeem units or invest in the securities offered by this prospectus.

Special Considerations Applicable to Redeeming Holders

  If you redeem your units, you may incur adverse tax consequences.

        The exercise of your right to require the redemption of your units will be treated for tax purposes as a sale of your units. This sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the sum of the cash and the value of the common shares received in the exchange plus the amount of the Partnership liabilities considered allocable to the redeemed units at the time of the redemption. Depending upon your particular circumstances, it is possible that the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, such as the shares of common stock, received upon the disposition. See "Redemption of Units—Tax Consequences of Redemption" for more information on these tax consequences.

  The nature of your investment will change upon a redemption of your units.

        The holders identified in this prospectus may tender their units to the Partnership for cash redemption. Upon redemption, we may instead elect to exchange the holders' units for shares of our common stock. If you exercise your right to require the redemption of your units, you may receive cash or, at our election, shares of common stock in exchange for the units. If you receive cash, you will no longer have any interest in the Partnership or us and will not benefit from any subsequent increases in share price of our common stock and will not receive any future distributions from the Partnership or us (unless you currently own or acquire in the future additional shares of common stock or units). If you receive shares of common stock, you will become our stockholder rather than a holder of units in the Partnership. Although the nature of an investment in shares of common stock is substantially equivalent economically to an investment in units in the Partnership, there are some differences between ownership of units and ownership of common stock. These differences, some of which may be material to you, are discussed in "Comparison of Ownership of Units and Common Stock."

Additional Tax Consideration

  Recent changes in taxation of corporate dividends may adversely affect the value of our stock.

        The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduced to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, does not apply to dividends paid to individuals by a REIT on its stock, except for certain limited amounts. While the earnings of a REIT that are distributed to its shareholders still generally are subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause individual investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual's other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on the value of our common stock in particular, either in terms of price or relative to other investments.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the shares of common stock offered by this prospectus, but we will acquire units in the Partnership in exchange for any shares of our common stock we may issue to a redeeming unit holder.

REDEMPTION OF UNITS

General

        You may, subject to certain limitations and only after certain specified dates, require that the Partnership redeem all or a portion of your units for cash, or at the general partner's election, for shares of our common stock (on a one-for-one basis, subject to certain adjustments, unless the general partner otherwise agrees). The number of shares of common stock for which you may redeem your units is subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events.

        Each unit holder must notify the general partner of its desire to require the Partnership to redeem its units by delivering a notice of redemption, in substantially the form attached as an exhibit to the partnership agreement, to the general partner. Such holder shall have the right to receive an amount of cash from the Partnership equal to the Cash Amount (as defined in the partnership agreement) on the Specified Redemption Date (as defined in the partnership agreement). However, if the general partner elects to acquire such tendered units in exchange for shares of our common stock, the holder shall have no right to cause the Partnership to redeem the units for cash. Such an acquisition of the units by the general partner will be treated as a sale of the units by the redeeming unit holders to the general partner for federal income tax purposes. See "—Tax Consequences of Redemption" below. Upon redemption on the Specified Redemption Date, such holder's rights to receive distributions with respect to the units will cease (but if such units are redeemed for shares of our common stock, the holder will have rights as our stockholder from the time of its acquisition of the shares of common stock) and such holder will cease to be a limited partner of the Partnership as to those units redeemed.

        If the general partner elects to satisfy any redemption right exercised by a unit holder through issuance of our common stock, the shares of common stock will be delivered as duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our charter and bylaws, the Securities Act of 1933, as amended, and relevant state securities or blue sky laws with respect to such shares of common stock. Notwithstanding any delay in such delivery, a holder shall be deemed the owner of such shares of common stock and rights for all purposes, including, without limitation, rights to vote or consent, receive dividends, and exercise rights, as of the Specified Redemption Date.

Certain Conditions to Redemption

        Notwithstanding anything contained herein to the contrary, your redemption rights are subject to certain conditions, including, but not limited to, the following:

  •
  In order to protect our status as a REIT, no unit holder shall be entitled to effect a redemption, if such redemption would cause such holder or any other person to violate the provisions of our charter.

  •
  No unit holder may effect a redemption to the extent that the aggregate units of the limited partners would be reduced, as a result of the redemption, to less than one percent of all units outstanding immediately prior to delivery of the notice of redemption.

  •
  No unit holder may effect a redemption for less than 500 units, or if such holder holds less than 500 units, all of the units held by such holder.

  •
  Without the consent of the general partner, no unit holder may effect a redemption of units with a maximum aggregate value exceeding $2,000,000 within 90 days following the closing of any prior registered public offering of shares of our common stock by the general partner.

Registration Rights

        We are registering the shares of common stock being offered by this prospectus pursuant to contractual obligations under registration rights agreements, dated as of December 12, 2002, between us and EIG Operating Partnership, L.P. Pursuant to the registration rights agreements, we have agreed to pay all expenses incident to the registration of the 1,381,609 shares of common stock (other than brokerage and sales commissions, fees and disbursements of holders' counsel, accountants and other advisors, and transfer taxes, if any, relating to the sale or disposition of the offered shares).

Tax Consequences of Redemption

        The following discussion summarizes certain federal income tax considerations that may be relevant to a holder who exercises such holder's right to require the redemption of such holder's units. (A holder's right to require the redemption of units is referred to in the remainder of this section as the "Redemption Right.") Because the specific tax consequences to a holder exercising such holder's Redemption Right will depend upon the specific circumstances of that holder, each holder considering exercising the Redemption Right is strongly urged to consult such holder's own tax advisor regarding the specific federal, state, local and non-U.S. tax consequences to such holder of the exercise of the Redemption Right in light of such holder's specific circumstances.

  Tax Treatment of Redemption of Units

        To the extent that we assume and perform the redemption obligation, the redemption likely would be treated for tax purposes as a sale of units to us in a fully taxable transaction, although the matter is not free from doubt. In that event, such sale will be fully taxable to the redeeming holder and such redeeming holder will be treated as realizing for tax purposes an amount equal to the value of the common stock received in the exchange plus the amount of Partnership nonrecourse liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

        To the extent that we do not elect to assume the obligation to redeem a holder's units, the Partnership will redeem such units for cash. If the Partnership redeems units for cash that we contribute to the Partnership to effect such redemption, the redemption of those units likely would be treated for tax purposes as a sale of such units to us in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming holder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of Partnership nonrecourse liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

        If, instead, the Partnership redeems a holder's units for cash that is not contributed by us to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the holder redeems less than all of a holder's units, the holder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of Partnership nonrecourse liabilities allocable to the redeemed units, exceeded the holder's adjusted basis in all of such holder's units immediately before the redemption.

  Tax Treatment of Disposition of Units by a U.S. Holder Generally

        As used in the remainder of this discussion, the term "U.S. holder" means a beneficial owner of the units that is for United States federal income tax purposes:

  1.
  a citizen or resident alien individual, as defined in Section 7701(b) of the Code, of the United States;

  2.
  a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

  3.
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  4.
  in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person.

        Generally, in the case of a partnership that holds units, any partner that would be a U.S. holder if it held units directly is also a U.S. holder. A "non-U.S. holder" is a holder, including any partner in a partnership that holds our units, that is not a U.S. holder.

        If a unit is redeemed from a U.S. holder in a manner that is treated as a sale of the unit, or a U.S. holder otherwise disposes of a unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such unit. See "Basis of Units" below. Upon the sale of a unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (e.g., common stock) received plus the portion of Partnership nonrecourse liabilities allocable to the unit sold. To the extent that the amount of cash or property received plus the allocable share of Partnership nonrecourse liabilities exceeds the holder's basis for the unit disposed of, such holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property (e.g., shares of common stock) received upon such disposition.

        Except as described below, any gain recognized by a unitholder, other than a "dealer" in units, upon a redemption of units held for more than one year will generally be treated as capital gain or loss. To the extent, however, that the amount realized upon the sale of a unit attributable to a holder's share of "unrealized receivables" of the Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Partnership had sold its assets at their fair market value at the time of the transfer of a unit.

  Tax Treatment of Disposition of Units by a Non-U.S. Holder Generally

        If a unit is redeemed by a non-U.S. holder in a manner that is treated as a sale of the unit, or a non-U.S. holder otherwise disposes of a unit, the non-U.S. holder generally will be subject to regular U.S. income tax in the same manner as a taxable U.S. holder to the extent that either (a) the assets held by the Partnership constitute either U.S. real property interests within the meaning of the Foreign Investments in Real Property Tax Act of 1980 ("FIRPTA") or (b) the assets are considered to be effectively connected with the Partnership's U.S. trade or business. Most of our assets will be U.S. real property interests and some of our remaining assets that are not U.S. real property interests will be considered to be effectively connected with a U.S. trade or business. As a result, a non-U.S. holder will be subject to regular U.S. income tax in the same manner as a taxable U.S. holder with respect to most, if not all, of the gain recognized on such sale.

        Further, the purchaser of the units from a non-U.S. holder (including us in the case of a redemption) will be required to withhold 10% of the amount realized from the sale. As noted previously, the amount realized is equal to the sum of the cash price paid to the seller, the fair market value of other property transferred to the seller (for example, common stock) and the outstanding amount of any liability assumed by the purchaser or to which the U.S. real property interest is subject immediately before and after the transfer (for example, the portion of Partnership nonrecourse liabilities allocated to the units sold). As a result, we will withhold at least a portion of the cash or common stock that would have been otherwise been paid to the non-U.S. holder upon a redemption by the non-U.S. holder in order to satisfy this withholding requirement. This withholding requirement does not relieve the non-U.S. holder from filing any U.S. federal income tax return that may have otherwise been required. However, any amounts withheld under these withholding rules will be allowed as a credit against the non-U.S. holder's U.S. federal income tax and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service. A party redeeming the units may seek a determination from the Internal Revenue Service regarding that party's maximum tax liability that may reduce the amount required to be withheld. A party that desires to seek such a determination should consult such party's own tax advisor.

  Basis of Units

        In general, a holder who received units upon liquidation of a partnership had an initial tax basis in such units ("Initial Basis") equal to the basis in the liquidated partnership interest at the time of such liquidation. Similarly, in general, a holder who contributed a partnership interest in exchange for units had an Initial Basis in the units equal to the basis in the contributed partnership interest. A holder's Initial Basis in units generally is increased by (a) such holder's share of Partnership taxable income, (b) increases in such holder's share of liabilities of the Partnership and (c) such holder's subsequent contributions. Generally, such holder's basis in units is decreased (but not below zero) by (i) its share of Partnership distributions, (ii) decreases in such holder's share of liabilities of the Partnership, (iii) such holder's share of losses of the Partnership, and (iv) such holder's share of nondeductible expenditures of the Partnership that are not chargeable to capital.

  Potential Application of the Disguised Sale Regulations to a Redemption of Units

        In the case of a limited partner who contributed property to the Partnership in exchange for units, there is a possibility that a redemption of units might cause the original transfer of property to the Partnership in exchange for units to be treated as a "disguised sale" of property. The Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. The Disguised Sale Regulations also provide, however, that if two years have passed between the transfer of money or other consideration (for example, common stock) and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. If two years have not passed between the transfer of money or other consideration (for example, common stock) and the contribution of property, the transactions will be presumed to be a sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.

DESCRIPTION OF CAPITAL STOCK

        The following description sets forth certain general terms and provisions of our capital stock. This description and the description contained in any prospectus supplement are not complete and are subject to and qualified in their entirety by reference to our charter and bylaws, each of which we have previously filed with the Securities and Exchange Commission and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part, and the Maryland General Corporation Law.

General

        The Company has the authority to issue up to 250,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share. On September 30, 2003, the Company had approximately 97,595,000 shares of common stock outstanding and 950,000 shares of preferred stock issued and outstanding, consisting of 150,000 of 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock and 800,000 shares of 7.625% Series E Cumulative Redeemable Preferred Stock. Each outstanding series of preferred stock is traded as depositary shares, each depositary share representing a 1/10 fractional interest of a share of preferred stock.

Common Stock

        Subject to the preferential rights of any other shares of capital stock, holders of the common stock are entitled to receive dividends when, as and if authorized and declared by our board of directors, out of funds legally available for distribution. Payment and declaration of dividends on the common stock and purchases of shares thereof by us may be subject to certain restrictions if we fail to pay dividends on any of our outstanding shares of preferred stock. Upon the distribution of assets in connection with our liquidation, dissolution or winding, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of all our known debts and liabilities and subject to any preferential amounts owed with respect to any outstanding preferred stock. Subject to certain provisions of Maryland law and our charter and bylaws, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock (such as our 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, the holders of which have the right to vote with the holders of the common stock as though part of the same class), the holders of such shares will possess the exclusive voting power. Holders of common stock will not have cumulative voting rights in the election of directors, which means that holders of a majority of all of the shares of or voting with the common stock for the election of directors will be able to elect all of the directors to be elected by such holders if they choose to do so and, accordingly, the holders of the remaining common stock will be unable to elect any directors. Holders of shares of common stock will not have preemptive rights, which means they have no right to acquire any additional shares of common stock that may be issued by us at a subsequent date. Holders of common stock also will have no conversion, sinking fund, redemption, preference or exchange rights. Subject to the provisions of our charter regarding the restrictions on transfer and limitations on ownership of common stock or preferred stock, shares of common stock will have equal dividend, liquidation and other rights. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

Restrictions on Ownership of Capital Stock

        For us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See "Material Federal Income Tax Considerations—Taxation of the Company as a REIT—Requirements for Qualification As a REIT."

        Our charter, subject to certain exceptions, contains certain restrictions on the number of shares of our stock that a person may own. The charter prohibits any person from acquiring or holding, directly or indirectly, shares of our stock in excess of 9.8% (by value or by number of shares, whichever is more restrictive, except only by value in the case of any outstanding preferred stock) of the outstanding shares of each class or series of our stock (except in the case of our Series D Preferred Stock and Series E Preferred Stock, where the prohibition relates to the stated percentage of all outstanding Equity Stock (as defined in the Indenture and explained below) (the "Ownership Limit"). The number and value of shares of our outstanding common stock and preferred stock (collectively, the "Equity Stock") is required to be determined in good faith, which determination shall be conclusive for all purposes hereof.

        Our board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the board of directors and upon at least 15 days' written notice from a transferee prior to the proposed transfer that, if consummated, would result in the intended transferee beneficially owning shares in excess of the Ownership Limit, and upon such other conditions as the board of directors may direct, may exempt a person from the Ownership Limit (an "Excepted Holder"). In order to be considered by the board of directors as an Excepted Holder, a person also must not own, directly or indirectly, an interest in any of our tenants (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our board of directors that it will not violate the aforementioned restriction. The person also must agree that any violation or attempted violation of the foregoing restriction will result in the automatic transfer of the share of stock causing such violation to the Trust (as defined below).

        Our charter further prohibits (a) any person from beneficially or constructively owning shares of our stock that would result in us being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our stock that resulted in a transfer of shares to the Trust, is required to notify us immediately and to provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of shares of our stock occurs which, if effective, would result in any person beneficially or constructively owning shares of our stock in excess or in violation of the above transfer or ownership limitations (a "Purported Transferee"), then that number of shares of our stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the "Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Purported Transferee shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the our charter) prior to the date of such violative transfer. Shares of stock held in the Trust shall be issued and outstanding shares of our stock. The Purported Transferee shall not benefit economically from ownership of any shares of stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Trust. The trustee of the Trust shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution prior to our discovery that shares of stock have been transferred to the trustee of the Trust shall be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Any dividend or distribution so paid to the trustee shall be held in trust for the Charitable Beneficiary. The Purported Transferee shall have no voting rights with respect to shares of stock held in the Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trust, the trustee of the Trust shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Purported Transferee prior to our discovery that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the trustee of the Trust acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote.

        The trustee of the Trust may transfer the shares of stock held in the Trust to a person, designated by the trustee, whose ownership of the shares will not violate the Ownership Limitation or other limitations set forth in our charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Purported Transferee and to the Charitable Beneficiary as follows. The Purported Transferee shall receive the lesser of (i) the price paid by the Purported Transferee for the shares or, if the Purported Transferee did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our charter) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Purported Transferee shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of stock have been transferred to the Trust, such shares are sold by a Purported Transferee, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Purported Transferee received an amount for such shares that exceeds the amount that such Purported Transferee was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the trustee of the Trust upon demand.

        In addition, shares of stock held in the Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We shall have the right to accept such offer for a period of 90 days after the later of (i) the date of the purported transfer resulting in a transfer to the Trust and (ii) the date that the board of directors determines in good faith that such transfer occurred. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the trustee of the Trust shall distribute the net proceeds of the sale to the Purported Transferee.

        All certificates representing shares of our common stock and preferred stock bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such lower percentage as required by the federal tax code or the regulations promulgated thereunder) of the number or value of outstanding shares of Equity Stock, shall, within 30 days after January 1 of each year, give us written notice stating the name and address of such owner, the number of shares of each class and series of stock which the owner constructively or beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Ownership Limit. In addition, each stockholder must provide to us upon demand such information as we may reasonably request in order to assess our continuing status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limits could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Equity Stock or otherwise be in the best interest of our stockholders.

Transfer Agent

        The registrar and transfer agent for our common stock is EquiServe Trust Company, N.A.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

        The following paragraphs summarize certain provisions of Maryland law and our charter and bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws.

Classification of the Board of Directors

        Our bylaws provide that the number of directors of the Company may be established by the board of directors but may not be fewer than the minimum number required by the Maryland General Corporation Law (which under most circumstances is three directors) nor more than twenty-one. Any vacancy may be filled by the stockholders or, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that to fill a vacancy resulting from an increase in the number of directors requires a majority vote of the entire board of directors. Pursuant to our charter, the directors are divided into three classes. One class holds office for a term expiring at the annual meeting of stockholders to be held in 2004, another class holds office for a term expiring at the annual meeting of stockholders to be held in 2005 and another class holds office for a term expiring at the annual meeting of stockholders held in 2006. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors.

        The classified director provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of common stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal of Directors

        Our charter provides that a director may be removed only for cause and by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Business Combinations

        The Maryland General Corporation Law prohibits certain "business combinations" between a Maryland corporation and an interested stockholder (which includes any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation) or any affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

        After that five-year period, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least: (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the Maryland General Corporation Law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

        Our board of directors has adopted a resolution providing that we, to the extent permitted by applicable law, elect not to be governed by the provisions of the Maryland General Corporation Law relative to "business combinations," but no assurances can be given that such resolution will not be modified, amended or revoked in the future or that the provisions of the Maryland General Corporation Law relative to business combinations will not be reinstated or again become applicable to us.

Control Share Acquisitions

        The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers of the corporation or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights previously have been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any holder of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

        The business combination statute and the control share acquisition statute could have the effect of discouraging our acquisition by others and of increasing the difficulty of consummating any such offer.

Amendment to the Charter

        Our charter, including its provisions on classification of our board of directors, removal of directors, voting rights of common stock and voting requirements for charter amendments, may be amended only by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter, after due authorization, approval and advice of our board of directors.

Dissolution of the Company

        The dissolution of the Company must be approved by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter, after due authorization, approval and advice of our board of directors.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that: (a) with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to the Company's notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws; and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to our board of directors may be made only (i) pursuant to the Company's notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

        The provisions in our charter on classification of our board of directors, the business combination and the control share acquisition provisions of the Maryland General Corporation Law, and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Limitation of Liability and Indemnification

        The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by the Maryland General Corporation Law. This provision does not limit our ability or our stockholders' ability to obtain equitable relief, such as an injunction or rescission.

        Our charter and bylaws authorize us to the maximum extent permitted by Maryland law to obligate the Company to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Company. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

        The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended, is against public policy and is unenforceable.

DESCRIPTION OF UNITS AND PARTNERSHIP AGREEMENT

        The material terms and provisions of the units, including a summary of certain provisions of the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 19, 2003, which we refer to as the "partnership agreement," are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the partnership agreement itself, which we have previously filed with the Securities and Exchange Commission and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part. For a comparison of the voting and other rights of holders of units and our stockholders, see "Comparison of Ownership of Units and Common Stock."

Management

        The Partnership is a Delaware limited partnership. New Plan DRP Trust, a Maryland real estate investment trust and our wholly owned subsidiary, is the sole general partner of the Partnership, and as such has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, subject to certain limited exceptions. We sometimes refer to New Plan DRP Trust as the "general partner." The limited partners of the Partnership, or the "limited partners," generally have no authority to participate in or exercise control or management power over the business and affairs of the Partnership. Pursuant to the partnership agreement, we, in addition to the general partner, are obligated to satisfy all of the general partner's obligations as general partner of the Partnership.

Operations

        The Partnership's purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that such business must be conducted in a manner that permits us to be qualified as a REIT. The partnership agreement provides that distributions of cash will be distributed from time to time as determined by the general partner in accordance with the partnership agreement. Subject to certain exceptions, the Partnership will also assume and pay when due, or reimburse the general partner for payment of, all costs and expenses relating to the operation of the Partnership.

Ability to Engage in Other Business

        The general partner may conduct business of every nature and description, including all activities pertaining to the acquisition and operation of shopping center properties, independently of the Partnership.

Tax Matters

        The general partner is the tax matters partner of the Partnership and, as such, generally has authority to make tax elections under the Code on behalf of the Partnership. The net income or net loss of the Partnership will generally be allocated to the Company and the limited partners in accordance with their priorities of distribution and as otherwise set forth in the partnership agreement, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the regulations promulgated thereunder.

Capital Contributions

        If the general partner determines that the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowings or capital contributions, and the general partner borrows such funds from a financial institution or other lender, then the general partner, to the extent permitted by law, will lend such funds to the Partnership on comparable terms and conditions as are applicable to the general partner's borrowing of such funds.

Additionally, the general partner may contribute, or accept contributions of, any required additional funds as additional capital contributions to the Partnership.

Distributions

        The partnership agreement provides for the quarterly distribution of Available Cash (as defined in the partnership agreement) generated during that quarter, as determined in the manner provided in the partnership agreement, to the general partner and the limited partners in proportion to their percentage interests in the Partnership. Remaining amounts available for distribution are allocable ninety-nine percent (99%) to the general partner and one percent (1%) to the limited partners. The general partner has the exclusive right to declare and cause the partnership to make distributions as and when the general partner deems appropriate or desirable in its sole discretion.

Redemption Rights

        Subject to certain limitations and after certain specified dates, the holders of units have the right to require the Partnership to redeem part or all of their units for cash or, at the general partner's election, the general partner may acquire such units for shares of our common stock (on a one-for-one basis, subject to certain adjustments, unless the general partner otherwise agrees), provided, however, that a holder of units may not effect a redemption to the extent that it would cause any person to violate any provision of our charter, including those provisions relating to restrictions on ownership and transfer of our capital stock. See "Description of Capital Stock—Restrictions on Ownership of Capital Stock." The number of shares of common stock for which the unit holders may redeem their units is subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events.

Reimbursement of General Partner; Transactions With the General Partner and its Affiliates

        The general partner does not receive any compensation for its services as general partner of the partnership, except as expressly provided in the partnership agreement. The general partner, however, as a partner in the partnership, has the same right to allocations and distributions as other partners in the partnership. In addition, the partnership reimburses the general partner for all expenses it incurs relating to the ongoing operation of the partnership. Except as expressly permitted by the partnership agreement, neither the general partner nor any of its affiliates will, directly or indirectly, sell, transfer or convey any property to, purchase any property from, borrow funds from, or lend funds to, the Partnership, except pursuant to transactions that are determined by the general partner in good faith to be fair and reasonable.

Liability of General Partner and Limited Partners

        The general partner is liable for the payment of the obligations and debts of the Partnership to the extent not paid by the Partnership. The limited partners of the partnership are not required to make additional contributions to the partnership. Assuming that a limited partner does not take part in the control of the business of the Partnership and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the limited partner for obligations of the Partnership under the partnership agreement and the Delaware Revised Uniform Limited Partnership Act is limited, subject to certain limited exceptions, generally to the loss of such limited partner's investment in the Partnership represented by such limited partner's units. Furthermore, no amendment to the partnership agreement is permitted to convert a limited partnership interest into a general partnership interest without the approval of by each adversely affected limited partner.

Indemnification

        The partnership agreement provides for indemnification of the general partner and the officers and directors of the general partner, and limits the liability of the general partner to the Partnership and its partners for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission if the general partner acted in good faith.

Removal of the General Partner

        The partnership agreement provides that the limited partners may not remove the general partner of the partnership with or without cause, except with the consent of the general partner.

Transferability of Interests

        The partnership agreement provides that the general partner may not voluntarily withdraw from the Partnership, or transfer or assign its interest in the Partnership, without the consent of a majority in interest of the limited partners, and only upon the admission of a successor general partner. Subject to certain limitations and after certain specified dates, the limited partners may transfer their interests in the Partnership to any Qualified Transferee (as defined in the partnership agreement), subject to minimum transfer restrictions and the general partner's right of first refusal. No transferee may become a substituted limited partner without the general partner's consent.

Issuance of Additional Limited Partnership Interests

        The general partner is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause the Partnership to issue additional limited partnership interests to the limited partners or to other persons (including the general partner) for such consideration and upon such terms and conditions as the general partner deems appropriate.

Meetings; Voting

        Meetings of the partners may be called by the general partner and shall be called upon the receipt by the general partner of a written request by a majority in interest of the limited partners. Limited partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken at a meeting of the partners may be taken either at a meeting of the partners or without a meeting if written consents setting forth the action so taken are signed by partners holding a majority of the Partnership units, or such other percentage as expressly provided by the partnership agreement. The partnership agreement does not provide for annual meetings of the limited partners and we do not anticipate calling such meetings.

Amendment of the Partnership Agreement

        Amendments to the partnership agreement may be proposed by the general partner or by a majority interest of the limited partners. Generally, the general partner may not, without the consent of the limited partners, amend, modify or terminate the partnership agreement other than to reflect the admission, substitution, termination or withdrawal of partners. Certain amendments to the partnership agreement that affect the fundamental rights of limited partners (e.g., convert a limited partner interest in the Partnership into a general partner interest, modify the limited liability of a limited partner, alter rights of the partner to receive distributions or allocations, alter or modify redemption rights, and certain other matters) must be approved by each affected limited partner. Notwithstanding the foregoing, the general partner may, without the consent of the limited partners, amend the partnership agreement as to certain ministerial matters.

Dissolution, Winding Up and Termination

        The Partnership will continue in full force and effect until December 31, 2093, or until sooner dissolved upon the bankruptcy, dissolution, withdrawal or termination of the general partner (unless the limited partners elect to continue the Partnership), upon the election of the general partner and the approval of the limited partners, upon an entry of decree of judicial dissolution, upon the sale or other disposition of all or substantially all the assets of the Partnership or upon the redemption of all partnership units of the Partnership other than those held by the general partner. Upon dissolution, the general partner, or any liquidator, will proceed to liquidate the assets of the Partnership and apply the proceeds from the liquidation in the order of priority set forth in the partnership agreement.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON STOCK

        The information below highlights a number of the significant differences between the Partnership and the Company relating to, among other things, form of organization, policies and restrictions, management structure, compensation and fees, voting rights, liability of investors, liquidity and federal income tax considerations. These comparisons are intended to assist holders of units in understanding how their investment will be changed if they exchange their units for shares of common stock. THE FOLLOWING DISCUSSION IS A SUMMARY AND DOES NOT CONSTITUTE A COMPLETE DISCUSSION OF THESE MATTERS, AND HOLDERS OF UNITS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS, THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, THE PARTNERSHIP AGREEMENT AND OUR CHARTER FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY.

PARTNERSHIP	COMPANY
Form of Organization and Purposes

The Partnership is organized as a Delaware limited partnership. The Partnership's purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that such business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT. The general partner may cause the Partnership not to take, or to refrain from taking, any action that, in the judgment of the general partner, in its sole and absolute discretion, (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject us to any additional taxes under Section 857 or Section 4981 of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over us, the general partner, or the Partnership, unless such action (or inaction) is specifically consented to by the general partner in writing.
We are a Maryland corporation. We have elected to be taxed as a REIT under the Code and intend to maintain our qualification as a REIT. Under our charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law.
Length of Investment
The Partnership has a stated term expiring on December 31, 2093, although it may be terminated earlier upon certain circumstances.	We have a perpetual term and intend to continue our operations for an indefinite time period.
Additional Equity

The Partnership is authorized to issue units in exchange for additional capital contributions as determined by the general partner, in its sole discretion. In exchange for such capital contributions, the Partnership may issue partnership interests to the general partner, may issue additional units to existing limited partners, and may admit third parties as additional limited partners.
The board of directors may issue, in its discretion, additional equity securities consisting of common stock or preferred stock; provided, that the total number of shares issued does not exceed the authorized number of shares of stock set forth in our charter.
Borrowing Policies
The Partnership has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of the Partnership.
Neither our charter nor our bylaws impose any restrictions on our ability to incur borrowings. However, our revolving credit and secured term loan facilities and the indentures under which our senior unsecured debt is issued contain certain financial covenants and operating covenants, including, among other things, limitations on our ability to incur secured and unsecured debt.

Other Investment Restrictions

Other than restrictions precluding investments by the Partnership that would adversely affect our qualification as a REIT and restrictions on transactions with affiliates, the partnership agreement does not generally restrict the Partnership's authority to enter into certain transactions, including, among others, making investments, lending Partnership funds, or reinvesting the Partnership's cash flow and net sale or refinancing proceeds.	Neither our charter nor our bylaws impose any restrictions upon the types of investments made by us.
Management Control

All management powers over the business and affairs of the Partnership are vested in the general partner, and generally no limited partner of the Partnership has any right to participate in or exercise control or management power over the business and affairs of the Partnership, except as otherwise set forth in the partnership agreement. The general partner may not be removed by the limited partners of the Partnership with or without cause.
The board of directors has exclusive control over our business and affairs subject only to the restrictions in our charter and bylaws. The board of directors is classified into three classes of directors. At each annual meeting of the stockholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the board of directors may be altered or eliminated without a vote of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over our ordinary business policies.
Fiduciary Duties of General Partners and Directors

Under Delaware law, the general partner of the Partnership is accountable to the Partnership as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the partnership agreement, the general partner is not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by partners as a result of errors in judgment or of any act or omission, provided that the general partner has acted in good faith.
Under the Maryland General Corporation Law, the directors must perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and with the care of an ordinarily prudent person in a like position. Any director who acts in such a manner generally will not be liable to the Company for monetary damages arising from his or her activities as a director of the Company.

Management Liability and Indemnification

As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Partnership unless limitations upon such liability are stated in the document or instrument evidencing the obligations. Under the partnership agreement, the Partnership has agreed to indemnify the general partner and any director or officer of the general partner from and against all losses, claims, damages, liabilities, joint or several, expenses (including attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Partnership in which the general partner or such director or officer is involved, unless: (i) the act was in knowing violation of the law; (ii) such party received an improper personal benefit; or (iii) the act involved fraud, willful misconduct, recklessness or gross negligence. The reasonable expenses incurred by an indemnitee may be reimbursed by the Partnership in advance of the final disposition of the proceeding upon receipt by the Partnership of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is determined that such standard was not met.
Our charter contains a provision which eliminates the liability of our directors and officers to the Company and its stockholders to the maximum extent permitted by Maryland law. Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Company, (ii) any individual who, while a director of the Company and at the request of the Company, is or was serving as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.
Anti-takeover Provisions

Except in limited circumstances (see "—Voting Rights" below), the general partner of the Partnership has exclusive management power over the business and affairs of the Partnership. The general partner may not be removed by the limited partners with or without cause. Subject to certain limitations and after certain specified dates, a limited partner may generally transfer its limited partnership interest without obtaining the approval of the general partner, provided that the general partner has a right of first refusal for any proposed transfer and that the general partner may, in its sole discretion, prevent the admission to the Partnership of substituted limited partners.
Our charter and bylaws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. These provisions include, among others: (i) a staggered board of directors; (ii) authorized stock that may be issued as preferred stock in the discretion of the board of directors, with superior voting or other rights to the common stock; and (iii) provisions designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code. The Maryland General Corporation Law also contains certain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction. See "Certain Provisions of Maryland Law and Our Charter and Bylaws."

Voting Rights

Under the partnership agreement, the limited partners have voting rights in limited circumstances, including as to the dissolution of the Partnership and certain amendments to the partnership agreement, as described more fully below. Otherwise, all decisions relating to the operation and management of the Partnership are made by the general partner.
Our business and affairs are managed under the direction of our board of directors, consisting of three classes having staggered terms of office. Each class is to be elected by the stockholders at annual meetings. The Maryland General Corporation Law requires that certain major corporate transactions, including most amendments to our charter, may not be consummated without the approval of stockholders as set forth below. All shares of common stock have one vote per share, and our charter permits the board of directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock.

        The following is a comparison of the voting rights of the holders of units and our stockholders as they relate to certain major transactions:

Amendment of the Partnership Agreement or our Charter

The partnership agreement may be amended through a proposal by the general partner or a majority in interest of the limited partners. Such proposal, in order to be effective, must be approved by the general partner and by the written vote of a majority in interest of the limited partners. Certain amendments that affect the fundamental rights of limited partners (e.g., convert a limited partner interest in the Partnership into a general partner interest, modify the limited liability of a limited partner, alter rights of the partner to receive distributions or allocations, alter or modify redemption rights, and certain other matters) must be approved by each affected limited partner. In addition, the general partner may, without consent of the limited partners, amend the partnership agreement as to certain ministerial matters.
Under the Maryland General Corporation Law and our charter, amendments to our charter generally must be advised by the board of directors and approved by the holders of at least a majority of the votes entitled to be cast on the matter.
Vote Required to Dissolve the Partnership or the Company
The general partner may not elect to dissolve the Partnership without the prior written consent of at least a majority in interest of the limited partners.
Under the Maryland General Corporation Law and our charter, dissolution of the Company must be advised by the board of directors and approved by the holders of at least a majority of the votes entitled to be cast on the matter.

Vote Required to Sell Assets or Merge

Under the partnership agreement, the general partner has the full power and authority to effectuate the sale, transfer, exchange or other disposition of any of the Partnership's assets or the merger, consolidation, reorganization or other combination of the Partnership with or into another entity.
Under the Maryland General Corporation Law and our charter, the sale of all or substantially all of our assets, or our merger or consolidation, requires the approval of the board of directors and the holders of at least a majority of the votes entitled to be cast on the matter. No approval is required for the sale of less than all or substantially all of our assets.
Compensation and Fees

The general partner does not receive any compensation for its services as general partner of the Partnership. The Partnership will reimburse the general partner for all expenses incurred relating to the ongoing operation of the Partnership.	Our officers and outside directors receive compensation for their services.
Liability of Investors

Under the partnership agreement and applicable Delaware law, the liability of the limited partners for the Partnership's debts and obligations is generally limited to the amount of their investment in the Partnership.	Under Maryland law, stockholders generally are not personally liable for the debts or obligations of the Company.
Review of Investor Lists

Under the partnership agreement, a limited partner of the Partnership, upon written demand with a statement of the purpose of such demand and at the limited partner's expense, is entitled to obtain a current list of the name and last known business, residence or mailing address of each partner of the Partnership.
Under the Maryland General Corporation Law, one or more stockholders holding of record for at least six 6 months at least five percent of the outstanding stock of any class of a corporation may, upon written request, inspect and copy during usual business hours of the corporation's books of account and its stock ledger, or if the corporation does not maintain the original or a duplicate stock ledger at its principal office, obtain a verified list of stockholders, setting forth the name and address of each stockholder and the number of shares of each class held by each stockholder.
Potential Dilution of Rights

The general partner of the Partnership is authorized, in its sole discretion and without limited partner approval, to cause the Partnership to issue additional limited partnership interests for any Partnership purpose at any time to the limited partners or to other persons (including the general partner).
The board of directors may issue, in its discretion, additional shares of common stock or preferred stock, or securities convertible into shares of its common or preferred stock. The issuance of additional shares of either common stock or preferred stock or other convertible securities may result in the dilution of the interests of the stockholders.

Liquidity

Subject to certain limitations and after certain specified dates, a limited partner may generally transfer its limited partnership interest in the Partnership without obtaining the approval of the general partner, subject to the general partner's right of first refusal for any proposed transfer. The general partner may, in its sole discretion, prevent the admission to the Partnership of substituted limited partners.
The shares of common stock issued upon redemption of the units will be freely transferable as registered securities under the Securities Act of 1933. Our common stock is listed on the New York Stock Exchange under the symbol "NXL." The breadth and strength of this secondary market will depend, among other things, upon the number of shares of common stock outstanding, our financial condition, performance and prospects, the market for similar securities issued by REITs, and our dividend yield compared to that of other debt and equity securities.

Federal Income Taxation

The Partnership itself is not subject to federal income taxes. Instead, each holder of units includes its allocable share of the Partnership's taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 35%.
We have elected to be taxed as a REIT for federal income tax purposes. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. Even a REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations under current law is 35%. Stockholders generally will be subject to taxation on dividends (other than designated "capital gains dividends" and "qualified dividend income") at rates applicable to ordinary income, instead of at lower capital gain rates that generally apply to dividends received from a regular C corporation.

Depending on certain facts, a unitholder's allocable share of income and loss from the Partnership may be subject to the "passive activity" limitations. Under the "passive activity" rules, a unitholder's allocable share of income and loss from the Partnership that is considered "passive income" generally can be offset against a holder's income and loss from other investments that constitute "passive activities." Cash distributions from the Partnership are generally not taxable to a holder of units except to the extent they exceed such holder's basis in its interest in the Partnership (which will include such holder's allocable share of the Partnership's nonrecourse debt).
Dividends paid by us will be treated as "portfolio" income and generally cannot be offset with losses from "passive activities." Distributions made by us to our taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Distributions that are properly designated by us as capital gain dividends or "qualified dividend income" may be taxed at long-term capital gain rates, subject to certain exceptions. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will first be treated as a non-taxable return of capital to the extent of a stockholder's adjusted basis in its stock, with the excess taxed as capital gain (if the stock has been held as a capital asset). See "Material Federal Income Tax Considerations —Taxation of Taxable Domestic Stockholders."

Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Partnership owns property, even if they are not residents of those states.
Stockholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes the material federal income tax considerations relating to the taxation of the Company as a REIT, and the ownership and disposition of our common stock. Because this is a summary that is intended to address only material federal income tax considerations relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to a prospective stockholder. As you review this discussion, you should keep in mind that:

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  the tax considerations for you may vary depending on your particular tax situation;

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  special rules that are not discussed below may apply to you if, for example, you are:

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  a tax-exempt organization,

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  a broker-dealer,

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  a non-U.S. person,

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  a trust, estate, regulated investment company, real estate investment trust, financial institution, insurance company or S corporation,

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  subject to the alternative minimum tax provisions of the Code,

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  holding the stock as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

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  holding the stock through a partnership or similar pass-through entity,

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  a person with a "functional currency" other than the U.S. dollar,

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  beneficially or constructively holding a 10% or more (by vote or value) beneficial interest in us,

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  a U.S. expatriate, or

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  otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code");

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  this summary does not address state, local or non-U.S. tax considerations;

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  this summary deals only with investors that hold the stock as a "capital asset," within the meaning of Section 1221 of the Code; and

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  this discussion is not intended to be, and should not be construed as, tax advice.

        You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

        The information in this section is based on the Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions. The reference to Internal Revenue Service interpretations and practices includes Internal Revenue Service practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the Internal Revenue Service concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the Internal Revenue Service or the courts, will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

        Each prospective stockholder is advised to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the ownership and sale of our common stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our common stock, and the potential changes in applicable tax laws.

Taxation of the Company as a REIT

        General.    We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT.

        We believe that each of the Company's predecessor companies, New Plan Realty Trust and Excel Realty Trust, Inc., was organized and operated, commencing with the taxable years ended July 31, 1972 and December 31, 1987, respectively, in a manner so as to qualify for taxation as a REIT under the Code. We believe that our company is currently organized, and since the merger of the predecessor companies, has operated in a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. There can be no assurance, however, that we qualify or will remain qualified as a REIT.

        The sections of the Code and the corresponding regulations that govern the federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

        Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or, in some cases, quarterly) operating results, the various requirements under the Code, as described in this prospectus, with regard to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our stock. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we have satisfied such requirements or will continue to do so. For a discussion of the tax consequences of the failure to qualify as a REIT, see "—Taxation of the Company as a REIT—Failure to Qualify."

        In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we distribute currently to stockholders. Stockholders generally will be subject to taxation on dividends that they receive (other than dividends designated as capital gain dividends or "qualified dividend income") at rates applicable to ordinary income instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its stockholders to substantially eliminate the "double taxation" (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular (non-REIT C corporation). Regular corporations generally are subject to federal corporate income taxation on their income, and stockholders of regular corporations are subject to tax on dividends that are received. Currently, however, stockholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates, and stockholders of regular corporations who are taxed at regular corporate rates receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Accordingly, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a regular corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax either at capital gains rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

        While we generally are not subject to corporate income taxes on income that we distribute currently to stockholders, we will be subject to federal income tax as follows.

  (1) We will be taxed at regular corporate rates on any "REIT taxable income." REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

  (2) Under some circumstances, we (or our stockholders) may be subject to the "alternative minimum tax" due to our items of tax preference and alternative minimum tax adjustments.

  (3) If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

  (4) Our net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

  (5) If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

  (6) We will be subject to a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid, if the amount we distribute during each calendar year and excess distributions that we made in prior years is not at least the sum of:

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    85% of our REIT ordinary income for the year,

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    95% of our REIT capital gain net income for the year, and

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    any undistributed taxable income from prior taxable years.

  (7) We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the U.S. stockholder in our common stock.

  (8) We will be subject to a 100% penalty tax on amounts received by us (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements among us, our tenants and/or a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

  (9) If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we will be liable for corporate income tax, at the highest applicable corporate rate, on the "built-in gain" with respect to those assets at the time we acquired them if we disposed of those assets within 10 years after we acquired them (provided no election is made for the transaction to be currently taxable). To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT C corporation's interest in the partnership. Built-in gain is the amount by which an asset's fair market value exceeds its adjusted tax basis at the time we acquire the asset. If we are subject to taxation on our REIT taxable income or are subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis from a C corporation, a portion of the dividends we pay to our stockholders who are taxed as individuals during the following year may be subject to tax at reduced capital gains rates rather than at ordinary income rates. See "Taxation of Taxable Domestic Stockholders—Qualified Dividend Income."

        Furthermore, notwithstanding our status as a REIT, we may also have to pay (a) certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes, and (b) certain foreign taxes to the extent that we own assets or conduct operations in foreign jurisdictions. Moreover, each of our taxable REIT subsidiaries (as further described below) is subject to federal corporate income tax on its net income.

        Requirements for Qualification As a REIT.    The Code defines a REIT as a corporation, trust or association—

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

  (4)
  that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

  (7)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked; and

  (8)
  that meets other tests, described below, regarding the nature of its income and assets.

        Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that we have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, Article VII of our charter contains restrictions regarding the transfer of shares of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT (except as described in the next paragraph).

        If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of stock requesting information regarding the actual ownership of the stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

        In addition, we must satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

        To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. If either New Plan Realty Trust or Excel Realty Trust, Inc., whose businesses were combined in a merger transaction on September 28, 1998 to form the Company, failed to qualify as a REIT throughout the duration of its existence, it might have had undistributed earnings and profits from a non-REIT year. If that were the case and either of the Company's predecessor companies did not distribute such earnings and profits prior to the merger transaction, the Company might not qualify as a REIT. The Company believes that each of the predecessor companies qualified as a REIT and that, in any event, neither of the predecessor companies had any undistributed earnings and profits from a non-REIT year at the time of the merger transaction. Because we believe that we have qualified as a REIT at all times since the merger, we do not believe that we have any undistributed earnings and profits that are attributable to a non-REIT taxable year. However, the Internal Revenue Service could determine otherwise.

        Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary is disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. We hold a significant portion of our assets through qualified REIT subsidiaries.

        Taxable REIT Subsidiaries. A "taxable REIT subsidiary" is an entity that is taxable as a C corporation in which we directly or indirectly own stock and that elects jointly with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. To the extent that our taxable REIT subsidiaries are required to pay taxes, we will have less cash available for distribution to our stockholders. If dividends are paid by one or more of our taxable REIT subsidiaries to us, then a portion of the dividends from us to our stockholders, who are taxed at individual rates, will generally be eligible to be subject to tax at reduced capital gains rates, rather than tax at ordinary income rates. See "Taxation of Taxation Domestic Stockholders—Qualified Dividend Income."

        Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiaries include ERT Development Corporation and its corporate subsidiaries.

        Income Tests.    To qualify as a REIT, we must satisfy two gross income tests, which are applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from some types of temporary investments. Income from investments relating to real property or mortgages on real property includes "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (a) dividends, (b) interest, (c) payments under certain qualifying interest rate hedging instruments and (d) gain from the sale or disposition of stock, securities, or some hedging instruments. Our income for purposes of these tests include our allocable share of all income earned by the entities in which we own an interest that are partnerships or disregarded entities for federal income tax purposes, and the subsidiaries of these entities that are partnerships or disregarded entities for federal income tax purposes.

        Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

        Generally, for rents to qualify as "rents from real property" for purposes of the gross income tests, we are only allowed to directly provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other service will be treated as "impermissible tenant service income" unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue and that meets other requirements or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

        Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we do not and do not intend to:

  •
  charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

  •
  rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

  •
  derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

  •
  directly perform services considered to be noncustomary or rendered to the occupant of the property.

        We monitor the activities at our properties and believe that we have not provided services that will cause us to fail to meet the income tests. We intend to continue to monitor any services provided at, and the nonqualifying income arising from, each of our properties.

        ERT Development Corporation, a taxable REIT subsidiary of ours, performs certain activities that cannot be performed by us, such as developing properties held by us in the ordinary course of business and earning fees relating to those activities that would not qualify as "good income" under the 75% and 95% tests. Our share of any dividends received from ERT Development Corporation, other taxable REIT subsidiaries, and from other corporations in which we own an interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from those entities to cause us to exceed the limit on nonqualifying income under the 75% gross income test.

        "Interest" generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We have received interest payments from ERT Development Corporation and other sources that will constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test. We do not anticipate that these amounts of interest will affect our ability to qualify under the 75% gross income test.

        From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets will generally be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or hedge against other types of risks, the income from those transactions are not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if: (a) our failure to meet the tests is due to reasonable cause and not due to willful neglect, (b) we attach a schedule of the sources of our income to our federal income tax return, and (c) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If we fail to satisfy the 75% or 95% gross income test and these relief provisions do not apply, we will fail to qualify as a REIT. Even if these relief provisions applied, we would be subject to a penalty tax based on the amount of our non-qualifying income.

        In addition to the 75% and 95% gross income tests, our predecessor companies had to meet a 30% gross income test for our taxable years that ended prior to January 1, 1998. The 30% gross income test required that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, apart from involuntary conversions and sales of foreclosure property, represent less than 30% of a company's gross income, including gross income from prohibited transactions. We believe that our predecessor companies met the 30% gross income test for relevant years that ended prior to January 1, 1998. The 30% gross income test is not applicable for taxable years starting on or after January 1, 1998.

        Prohibited Transactions Tax.    Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of this type of gain realized by any partnership or limited liability company that is treated as a partnership for income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. However, we will not be treated as a dealer in real property for the purpose of the 100% tax if (i) we have held the property for at least four years for the production of rental income, (ii) capitalized expenditures on the property in the four years preceding sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale.

        We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make sales of properties as are consistent with our investment objectives. However, not all of our sales will satisfy the "safe harbor" requirements described above. While we acquire and hold our properties with an investment objective and do not believe they constitute dealer property, we cannot provide any assurance that the Internal Revenue Service might not contend sales of our property are sales of dealer property and are subject to the 100% penalty tax.

        In addition, we own parcels of land that are located adjacent to particular properties that are not necessarily required for use within the shopping center located at the property (referred to as "outparcels"). We may sell one or more of these outparcels from time to time. We believe that our infrequent sales of outparcels should not result in the outparcels being considered inventory or as held primarily for sale to customers in the ordinary course of our trade or business, but there is a risk that the Internal Revenue Service could contend otherwise, in which event the profit from such sales allocable to us would be subject to the 100% tax. If we determine that the anticipated level of activity with respect to the outparcels would be sufficient to cause such sales to be subject to 100% tax, we will hold and sell such parcels through a taxable REIT subsidiary. The taxable REIT subsidiary would be subject to a corporate level tax on its taxable income attributable to land sales, thereby reducing the amount of cash available for distribution by us.

        Asset Tests.    At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets. Our assets for purposes of these tests include our allocable share of all assets held by the entities in which we own an interest that are partnerships or disregarded entities for federal income tax purposes, and the subsidiaries of these entities that are partnerships or disregarded entities for federal income tax purposes.

  (1) At least 75% of the value of our total assets must be represented by "real estate assets," cash, cash items, and government securities. Real estate assets include, mortgages secured by real estate assets, shares of other REITs, and stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt.

  (2) Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

  (3) Except for securities described in (1) above and securities in taxable REIT subsidiaries, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets.

  (4) Except for securities described in (1) above and securities in taxable REIT subsidiaries, we may not own more than 10% of any one issuer's outstanding voting securities.

  (5) Except for securities described in (1) above and securities in taxable REIT subsidiaries, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the "straight debt" exception discussed below.

  (6) Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

        Until July 1, 2001, we owned 100% of the non-voting preferred stock and none of the voting common stock of ERT Development Corporation. In addition, we owned notes issued by ERT Development Corporation. In July 2001, we acquired the voting common stock of ERT Development Corporation and, in 2002, all outstanding loans owed by ERT Development Corporation to the Company were converted to equity. ERT Development Corporation has made an election to be treated as a taxable REIT subsidiary effective as of January 1, 2001. We believe that the securities of ERT Development Corporation comprised less than 5% of our total assets and that we owned less than 10% of the voting securities of ERT Development Corporation for all periods before January 1, 2001. For all periods prior to January 1, 2001, there can be no assurance, however, that the Internal Revenue Service might not contend (1) that the value of the securities of ERT Development Corporation held by us (excluding any loans secured by mortgages that qualify as "real estate assets") exceeded the 5% value limitation, (2) that the non-voting stock of ERT Development owned by us should be considered "voting stock" for purposes of the asset tests, or (3) that we otherwise should be considered to have owned more than 10% of the voting stock of ERT Development Corporation.

        We believe that the aggregate value of our securities in ERT Development Corporation, together with all other assets that do not qualify for purposes of the 75% test, does not exceed 25% of the total value of our assets. We cannot ensure, however, that the Internal Revenue Service will not contend that our share of the aggregate value of these assets exceeds the 25% value limitation.

        In addition, we believe that the value of the securities we hold of ERT Development Corporation, together with any securities that we hold of the other taxable REIT subsidiaries, does not exceed, in the aggregate, 20% of the total value of our assets. We cannot ensure, however, that the Internal Revenue Service will not contend, or be unsuccessful if it did contend, that the aggregate value of such securities when taken together exceeds the 20% value limitation for taxable REIT subsidiaries.

        Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities meet the "straight debt" safe harbor and either (a) the issuer is an individual, (b) the only securities of the issuer that we hold are straight debt or (c) if the issuer is a partnership, we hold at least a 20 percent profits interest in the partnership. Debt will meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion or similar factors.

        With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of such securities, including unsecured debt but excluding any equity interest in a partnership, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation (taking into account the "straight debt" exception with respect to certain issuers). With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determinations.

        After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

        Annual Distribution Requirements.    To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

  •
  the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of our net income after tax, if any, from foreclosure property, minus

  •
  the sum of certain items of noncash income.

Distributions must generally be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

        Furthermore, we will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods.

        We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

        We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet these requirements. In that event, we may have to arrange for short-term, or possibly long-term, borrowings to permit the payments of required dividends.

        Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        Recordkeeping Requirements.    We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines.

        Failure to Qualify.    If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be required and, if made, will not be deductible by us. As a result, our failure to qualify as a REIT would significantly reduce both the cash available for distribution by us to our stockholders and our earnings. In addition, all our of distributions to our stockholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that stockholders taxed as individuals currently would be taxed on those dividends at capital gains rates and corporate stockholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Investments in Partnerships

        General.    We have an interest in one or more partnerships or limited liability companies that may involve special tax considerations. These tax considerations include the following:

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  the allocations of income and expense items of the subsidiary partnerships or limited liability companies, which could affect the computation of our taxable income;

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  the status of each subsidiary partnership and limited liability company as a partnership or an entity that is disregarded for income tax purposes (as opposed to an association taxable as a corporation) for income tax purposes; and

  •
  the taking of actions by any of the subsidiary partnerships or limited liability companies that could adversely affect our qualification as a REIT.

        We believe that our subsidiary partnerships and limited liability companies, other than our limited liability companies that have made an election to be treated as a corporation for federal income tax purposes and that have also made an election to be treated as a taxable REIT subsidiary of ours, will be treated for income tax purposes as partnerships (and not as associations taxable as corporations). If one or more of these subsidiary partnerships or limited liability companies were to be treated as a corporation, it would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change, which could preclude us from satisfying the asset tests and possibly the income tests, and in turn prevent us from qualifying as a REIT.

        Ownership of Partnership Interests by a REIT. A REIT that is a partner in an entity treated as a partnership for income tax purposes will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. In addition, the assets and gross income of such a partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of these partnerships and limited liability companies is treated as our assets and items of income for purposes of applying the asset and income tests. We have direct control of the many of the entities in which we own an interest that are treated as a partnership for income tax purposes. We have operated such partnerships and intend to continue to operate such partnerships in a manner that is consistent with the requirements for qualification as a REIT. We have also monitored the partnerships that we do not directly control and intend to continue to monitor such partnerships to confirm that such partnerships have been operated and continue to be operated in a manner that is consistent with our qualification as a REIT.

Tax Aspects of Our Investments in ERT Development Corporation and Other Taxable REIT Subsidiaries

        Our taxable REIT subsidiaries, such as ERT Development Corporation, do not qualify as REITs and therefore pay federal, state and local income taxes on their net income at normal corporate rates. To the extent that our taxable REIT subsidiaries pay such taxes, the cash available for distribution to stockholders is reduced accordingly. However, to the extent that our taxable REIT subsidiaries pay dividends to us in a particular calendar year, dividends received by our stockholders during that year attributable to those distributions will be eligible to be subject to taxation at reduced capital gains rates, rather than at ordinary income rates. See "Taxation of Taxable Domestic Stockholders—Qualified Dividend Income."

        Furthermore, the taxable REIT subsidiary election with respect to certain of our subsidiaries, including ERT Development Corporation, could lead to increased tax liabilities for two reasons. First, there are limits on the ability of a taxable REIT subsidiary to deduct interest payments made to an affiliated REIT. Accordingly, each of ERT Development Corporation and our other taxable REIT subsidiaries will be limited in its ability to deduct interest payments on notes issued to us. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid in an arm's length transaction or if the amount of rent a tenant pays is reduced as a result of a determination that a portion of such rent is attributable to services performed by a taxable REIT subsidiary, the REIT generally will be subject to an excise tax equal to 100% of the excess. This rule generally will apply to amounts paid to us by ERT Development Corporation and our other taxable REIT subsidiaries and amounts attributable to any services performed by ERT Development Corporation for our tenants.

        Our ownership of the securities of taxable REIT subsidiaries is currently subject to certain asset tests. These tests restrict the ability of ERT Development Corporation and our other taxable REIT subsidiaries to increase the size of their businesses unless the value of our assets increases at a commensurate rate. See "Requirements for Qualification As a REIT—Asset Tests," above.

Taxation of Taxable Domestic Stockholders

        As used in the remainder of this discussion, the term "U.S. stockholder" means a beneficial owner of stock that is for United States federal income tax purposes:

  (1)
  a citizen or resident alien individual, as defined in Section 7701(b) of the Code, of the United States;

  (2)
  a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provided otherwise;

  (3)
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  (4)
  in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person.

        Generally, in the case of a partnership that holds our stock, any partner that would be a U.S. stockholder if it held the stock directly is also a U.S. stockholder. A "non-U.S. stockholder" is a holder, including any partner in a partnership that holds stock, that is not a U.S. stockholder.

  Distributions to Stockholders.

        General. As long as we qualify as a REIT, distributions made to taxable U.S. stockholders out of current or accumulated earnings and profits which are not designated as capital gain dividends or qualified dividend income, will be taken into account by them as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to the preferred stock and then to the common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

        Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted basis of the stockholder's stock. Rather, such distributions will reduce the adjusted basis of such stock. To the extent that distributions exceed the adjusted basis of a U.S. stockholder's stock, the distributions will be taxable as capital gains, assuming the stock is a capital asset in the hands of the U.S. stockholder.

        Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

        Capital Gain Dividends. We may elect to designate distributions of our net capital gain as "capital gain dividends." Capital gain dividends are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on Internal Revenue Service Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

        Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. stockholders (a) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (b) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. stockholder will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

        We may classify portions of our designated capital gain dividend into the following categories:

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    a 15% gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 15%; or

    •
    an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

        In addition, under a transitional rule applicable to taxable years including May 6, 2003, capital gain dividends attributable to sales or exchanges of property by us prior to May 6, 2003 that are not attributable to "unrecaptured Section 1250 gain" will be subject to a maximum rate of taxation of 20% for non-corporate stockholders, rather than to the 15% maximum rate that is currently applicable.

        We must determine the maximum amounts that we may designate as 15%, 20% and 25% capital gain dividends by performing the computation required by the Code, as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

        Recipients of capital gains dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

        Qualified Dividend Income. With respect to stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such stockholders as "qualified dividend income," A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that the stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

        (a) the qualified dividend income received by us during such taxable year from non-REIT C corporations (including our taxable REIT subsidiaries);

        (b) the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

        (c) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the federal income tax paid by us with respect to such built-in gain.

        Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic C corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation" and specified holding period requirements and other requirements are met. A foreign C corporation (other than a "foreign personal holding company," a "foreign investment company," or "passive foreign investment company") will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion of our distributions consist of qualified dividend income.

        Other Tax Considerations. Distributions made by us and gain arising from the sale or exchange of stock by a U.S. stockholder will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses will be carried over by us for potential offset against future income, subject to applicable limitations. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain.

        Sale of Stock.    Upon any taxable sale or other disposition of our stock, a U.S. stockholder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between:

  •
  the amount of cash and the fair market value of any property received on such disposition; and

  •
  the U.S. stockholder's adjusted basis in such stock for tax purposes.

        Gain or loss will be capital gain or loss if the stock has been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder's holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder's tax bracket. A U.S. stockholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate stockholders) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT's "unrecaptured Section 1250 gain." Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

        In general, any loss upon a sale or exchange of our common stock by a U.S. stockholder who has held such common stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. stockholder that are required to be treated by such U.S. stockholder as long-term capital gains.

Taxation of Non-U.S. Stockholders

        Distributions.    Distributions by us to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by us of "U.S. real property interests" nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. stockholder unless:

  •
  a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN with us evidencing eligibility for that reduced rate is filed with us; or

  •
  the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected income.

        Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. stockholder in its stock will reduce the non-U.S. stockholder's adjusted basis in its stock and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. stockholder in its stock will be treated as gain from the sale of its stock, the tax treatment of which is described below (See "Taxation of Non-U.S. Stockholders Sale of Stock").

        We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. stockholder's U.S. tax liability with respect to the distribution is less than the amount withheld.

        Distributions to a non-U.S. stockholder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

  •
  the investment in the stock is effectively connected with the non-U.S. stockholder's trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

  •
  the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder's U.S. federal income tax liability.

        Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent that their proportionate share of this tax paid by us was to exceed their actual U.S. federal income tax liability.

        Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

        Sale of Stock.    Gain recognized by a non-U.S. stockholder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

  •
  the investment in our stock is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain;

  •
  the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

  •
  our stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

        Our stock will not constitute a U.S. real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

        We believe that, currently, we are a domestically controlled REIT and, therefore, that the sale of our stock would not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

        Even if we do not qualify as a domestically-controlled REIT at the time a non-U.S. stockholder sells our stock, gain arising from the sale still would not be subject to FIRPTA tax if:

  •
  the class or series of stock sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

  •
  the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the shorter of the period during which the non-U.S. stockholder held such class or series of stock or the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of our stock was subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Taxation of Tax-Exempt Stockholders

        Provided that a tax-exempt stockholder has not held its stock as "debt financed property" within the meaning of the Code, the dividend stock income from us will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute UBTI unless the tax-exempt stockholder has held its stock as debt financed property within the meaning of the Code or has used the stock in a trade or business. However, for a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax exempt stockholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "pension trusts."

        A REIT is a "pension held REIT" if it meets the following two tests:

  (1)
  it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

  (2)
  either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT's stock, collectively owns more than 50% of the value of the REIT's stock.

        The percentage of any REIT dividend from a "pension held REIT" that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a "pension held REIT" (for example, if the REIT is able to satisfy the "not closely held requirement" without relying on the "look through" exception with respect to pension trusts. Based on the current estimated ownership of our common and preferred stock and as a result of certain limitations on transfer and ownership of common and preferred stock contained in our charter, we do not expect to be classified as a "pension held REIT."

Backup Withholding Tax and Information Reporting

        U.S. Stockholders.    In general, information-reporting requirements will apply to payments of dividends on stock and payments of the proceeds of the sale of stock to some stockholders, unless an exception applies.

        The payor is required to withhold tax on such payments at the rate of 28% if (a) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (b) the Internal Revenue Service notifies the payor that the TIN furnished by the payee is incorrect.

        In addition, a payor of the dividends on the stock will be required to withhold tax at a rate of 28% if (a) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or (b) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

        Some stockholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder's U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

        Non-U.S. Stockholders.    Generally, information reporting will apply to payments of dividends on stock, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. stockholders, unless the non-U.S. stockholder satisfies the requirements necessary to be an exempt non-U.S. stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. stockholder of stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

        Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Sunset of Tax Provisions

        Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

        Our company and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. Prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

Tax Shelter Reporting

        If the stockholder recognizes a loss as a result of a transaction with respect to our stock of at least (i) for a stockholder that is an individual, S. corporation, test, or a partnership with at least one noncompete unitholder, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a stockholder that is either a corporation or a partnership with only corporate unitholders, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years. A stockholder may be required to file a disclosure statement with the

Internal Revenue Service on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

PLAN OF DISTRIBUTION

        This prospectus relates to the possible issuance of up to 1,381,609 shares of common stock, if, and to the extent that, the holders of an equal number of units tender such units for redemption and we elect to exchange the holders' units for shares of our common stock. Beginning on December 12, 2003, each of these units may be redeemed by the holder thereof for cash or, at our option, shares of our common stock on a one-for-one basis (subject to adjustment in the event of stock splits, stock dividends and similar events in the future).

        We are registering the shares of common stock being offered by this prospectus pursuant to contractual obligations under registration rights agreements in order to permit the redeeming unit holders to offer or sell such shares without restriction, in the open market or otherwise. However, the registration of such shares does not necessarily mean that any of the units will be tendered for redemption or that we will in fact issue any of the common stock upon redemption, or that if issued, such holders will offer or sell any of their shares.

        Neither the Company nor the general partner will receive any cash proceeds from the issuance of common stock upon receiving a notice of redemption, but the general partner (which is a wholly owned subsidiary of the Company) will acquire units from the redeeming unit holders in exchange for any shares of common stock we issue pursuant to this prospectus. Consequently, with each redemption, the interest of the general partner (which is a wholly owned subsidiary of the Company) in the Partnership may increase.

EXPERTS

        The financial statements and financial statement schedules as of December 31, 2002 and 2001, and for each of the three years ended December 31, 2002 incorporated in this prospectus by reference to our Current Report on Form 8-K dated December 23, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the shares of common stock offered by means of this prospectus and certain federal income tax matters described under the heading "Material Federal Income Tax Considerations" have been passed upon for the Company by Hogan & Hartson L.L.P.

1,381,609 Shares

NEW PLAN EXCEL REALTY TRUST, INC.

Common Stock

PROSPECTUS

                        ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$2,787
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	50,000
Printing Expenses	10,000
Miscellaneous	17,213

Total	$100,000

Item 15. Indemnification of Directors and Officers

        Our charter and bylaws require us to indemnify our directors, officers and certain other persons to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its directors, officers and certain other persons against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceedings and (i) was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttal presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

Item 16. Exhibits

        The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17. Undertakings

  (a)
  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 23, 2003.

NEW PLAN EXCEL REALTY TRUST, INC. a Maryland Corporation
By:	/s/ GLENN J. RUFRANO Glenn J. Rufrano Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* William Newman	Chairman of the Board of Directors	December 23, 2003
/s/ GLENN J. RUFRANO Glenn J. Rufrano	Chief Executive Officer And A Director (principal executive officer)	December 23, 2003
/s/ JOHN B. ROCHE John B. Roche	Executive Vice President And Chief Financial Officer (principal financial officer and principal accounting officer)	December 23, 2003
* Raymond H. Bottorf	Director	December 23, 2003
* Irwin Engelman	Director	December 23, 2003
* Norman Gold	Director	December 23, 2003
* Matthew Goldstein	Director	December 23, 2003

* Nina Matis	Director	December 23, 2003
* H. Carl McCall	Director	December 23, 2003
* Melvin D. Newman	Director	December 23, 2003
* George Puskar	Director	December 23, 2003
* Gregory A. White	Director	December 23, 2003
*	By:	/s/ STEVEN F. SIEGEL Steven F. Siegel As Attorney-in-Fact (see Exhibit 24.1)

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Articles of Amendment and Restatement of the Charter of the Company, filed as Exhibit 3.01 Amendment No. 1 to the Company's Registration Statement on Form S-3, File No. 33-59195.
4.2*	Articles of Amendment of Articles of Amendment and Restatement of the Charter of the Company, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3, File No. 333-65211.
4.3*
Restated Bylaws of the Company, effective as of May 16, 2001 (incorporating all amendments thereto through May 16, 2001), filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
4.4*	Amendment to Restated Bylaws of the Company, dated November 5, 2001, filed as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
4.5*
Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, filed as Exhibit 4.5 to the Company's Registration Statement on Form S-3, File No. 333-65211.
4.6*
Articles Supplementary for the 7.625% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $250.00 Per Share, Par Value $.01 Per Share, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 17, 2003.
4.7*
Registration Rights Agreement, dated as of December 12, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 27, 2002.
4.8*
Registration Rights Agreement, dated as of December 12, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 27, 2002.
5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of the securities being registered.
8.1	Opinion of Hogan & Hartson L.L.P. regarding certain tax matters.
10.1*
Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of May 19, 2003, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)
24.1	Powers of Attorney

*
Incorporated herein by reference as above indicated.